October 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer Adam Phippen Division of Corporation Finance Office of Trade & Services

Re:

Donnelley Financial Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 22, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 3, 2022

Form 8-K Filed August 3, 2022

File No. 001-37728

Ladies and Gentlemen:

Set forth below is Donnelley Financial Solutions, Inc.’s (the “Company”) response to the comment letter dated October 12, 2022 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comment has been restated below in its entirety. The Company’s response follows the comment.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 32.1 and 32.2, page 1

1. We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4. Please revise future periodic reports to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will revise the language in Exhibits 31.1 and 31.2 to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K in our future periodic reports, beginning with our Form 10-Q for the quarterly period ended September 30, 2022.

35 W. WACKER DRIVE / CHICAGO, IL 60601 / DFINsolutions.com

Form 8-K Filed August 3, 2022

Exhibit 99.1

Use of Non-GAAP Information, page 4

2. We note you have elected to exclude depreciation and amortization from cost of sales. You may elect to exclude amortization and depreciation from cost of sales by reference to SAB Topic 11.B; however, you must also remove the measures of gross profit and gross margin or label the measures as non-GAAP and conform to Item 10(e)(1)(i) of Regulation S-K. Please clearly identify gross profit and gross margin as presented on page 6 as non-GAAP and present GAAP gross profit and gross margin with equal or greater prominence, revise your reconciliations on pages 7 and 8 to begin with GAAP gross profit and if you continue to adjust gross profit for more than depreciation and amortization, please distinguish its title, such as adjusted gross profit. Please revise accordingly or explain.

Response

The Company acknowledges the Staff’s comment and will revise the presentation of gross profit and gross margin in our future filings, beginning with our Form 8-K related to the Company’s financial results for the quarterly period ended September 30, 2022. Specifically, the calculation of GAAP gross profit and gross margin will include depreciation and amortization related to cost of sales and will be presented with equal or greater prominence than non-GAAP gross profit and gross margin, which will be identified as non-GAAP measures. Additionally, the Company will revise the presentation of gross profit within our reconciliations to begin with a reconciliation of GAAP gross profit to non-GAAP gross profit. If non-GAAP gross profit is adjusted for more than depreciation and amortization, it will be identified as an adjusted non-GAAP measure.

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Should you have any questions or comments regarding our responses, please contact the undersigned at (312) 404-0538.

Sincerely,

/s/ DAVID A. GARDELLA
David A. Gardella
Executive Vice President and Chief Financial Officer

cc:	Jennifer B. Reiners

Kami S. Turner

(Donnelley Financial Solutions, Inc.)

Robert W. Downes

(Sullivan & Cromwell LLP)

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